UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Earnings Release

4Q 20

February 23, 2021
Contact in Santiago, Chile

Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details
Wednesday, February 24, 2021
11:00 am Chile – 09:00 am EST

Dial-IN Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA

Replay
U.S.A. 1(844) 488-7474
International (outside U.S.A.) 1 (862) 902-0129
Access code: 72482531
Replay available until March 11, 2021

Audio
Available at www.koandina.com
Thursday, February 25, 2021

Coca-Cola ANDINA

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 227.8 million unit cases, increasing 6.0% regarding the same quarter of the previous year. Excluding beer volume in Chile, due to the new agreement with AB InBev, volume growth would have reached 3.4% in the quarter. Accumulated consolidated Sales Volume reached 734.6 million unit cases, representing a 1.6% decrease regarding the previous year. Excluding beer volume in Chile, volume decreased by 2.4% during the year.

Company figures reported are the following:
•	Consolidated Net Sales reached CLP 524,363 million during the quarter, a 0.3% decrease regarding the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 1,698,281 million, representing a 4.5% decrease regarding the previous year.
•	Consolidated Operating Income[1] reached CLP 100,904 million during the quarter, representing a 7.6% increase regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached CLP 239,612 million, a 0.8% increase regarding the previous year.
•	Consolidated Adjusted EBITDA[2] increased by 7.8% regarding the same quarter of the previous year, reaching CLP 132,610 million during the quarter. Adjusted EBITDA Margin reached 25.3%, an expansion of 189 basis points regarding the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA reached CLP 350,532 million, which represents a 0.5% increase regarding the previous year. Adjusted EBITDA Margin for the period was 20.6%, an expansion of 103 basis points regarding the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 48,948 million. Excluding the effect of a lawsuit won in Brazil that allowed us to recognize a tax credit in the fourth quarter of 2019, Net Income attributable to the owners of the controller increased 21.1% compared to the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 122 billion, representing a 1.4% decrease regarding the previous year, also excluding in 2019 the effect of the aforementioned lawsuit. Including the effect of the lawsuit, Net Income attributable to the owners of the controller decreased by 45.9% compared to the same quarter of the previous year and 29.8% compared to the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"We have closed 2020 with very positive financial results, given the health and economic crisis scenario that we have had to face, and the negative effect of the exchange rate on the translation of figures to Chilean pesos. We managed to expand our consolidated Adjusted EBITDA margin by more than 100 basis points and, with respect to 2019, there has been essentially no variation in consolidated Adjusted EBITDA and Net Income attributable to the owners of the controller adjusted for the extraordinary effects of 2019. In particular, we had an excellent last quarter of the year, where volume grew by 6.0%, leveraged in the growth of the soft drinks’ category in our four operations, and the growth of beer, mainly in Chile, given the new distribution agreement with AB InBev that began in November. Our consolidated adjusted EBITDA grew by 7.8% in the quarter and Adjusted EBITDA margin expanded by 189 basis points.

We knew that the world was changing, and we were preparing for it, focusing on being more flexible and faster to adapt to changes. During 2020, the impact that the pandemic had on the markets and their sales channels, as well as on the consumers’ buying behavior, allowed us to confirm that we were on the right track and also confirm the relevance of all the work we had been doing. We were able to reinvent ourselves and meet the new needs of our customers and consumers and adjust and respond to the changes in the demand for our products. We focused on meeting the needs of the traditional channel, given its relevant role as a neighboring sales channel, while supporting our customers of the on-premise channel, which had and still has strong restrictions to be able to operate, and we successfully responded to the growing demand for returnable packaging and future consumer consumption. It should be mentioned that a priority for the Company is the care of our employees; we take all necessary measures to protect them. Among these measures are teleworking, new hygienic and cleaning protocols in our facilities, as well as providing personal protection equipment to all our employees who must continue working in production facilities and distribution centers.

For 2021, our budget is to invest approximately USD 160 - 180 million, which will mainly go towards further developing the market for returnables, with significant investments in bottles and cases in the four countries. We will also invest in supporting the recovery of the on-premise channel customers as well as the traditional channel, making cold equipment available to increase our coverage. Finally, we have some specific projects aimed at strengthening our presence and flexibility in the returnable packaging segment, such as paper labelling in Argentina, which will allow us to work with a single bottle for all our brands. In Paraguay we will increase our installed capacity, with the launch of a new production line. I have no doubt that with the outstanding team we have, with which we successfully journeyed through a year as hard and complicated as 2020, we will continue to develop the projects that allow us to follow the path of sustainable value creation that we have set, focused on serving our customers and consumers, as a Total Beverage Company.

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

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BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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The focus we have given to Environmental, Social and Corporate Governance (ESG) issues, led us to be included in S&P's 2021 Global Sustainability Yearbook. This Yearbook aims to distinguish those companies that have demonstrated great strengths in the area of corporate sustainability. More than 7,000 companies from all over the world participated this year, and because of the great performance we achieved in the Corporate Sustainability Assessment (CSA), we were ranked in the top 15% of our industry, and therefore we were chosen to be part of the Yearbook, according to the annual assessment performed by S&P Global. This is a recognition that fills us with pride and acknowledges the work we have done and reflects the relevance that sustainable development has in the way we work every day to refresh our consumers.”

CONSOLIDATED RESULTS: 4th Quarter 2020 vs. 4th Quarter 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2019 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following chart shows the exchange rates used:

Exchange rates used	Local currency/USD (Average exchange rate)		CLP/Local currency (Average exchange rate*)
	4Q19	4Q20	4Q19	4Q20
Argentina	59.4	80.1	12.5	8.4
Brazil	4.12	5.40	183.69	140.96
Chile	756	761	N.A.	N.A.
Paraguay	6,448	7,003	0.12	0.11
*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 227.8 million unit cases, representing a 6.0% growth regarding the same period in 2019, explained by the volume increase of the operations in Chile, Brazil and Argentina, partially offset by the volume decrease of the operation in Paraguay. Excluding beer volume in Chile, resulting from the new agreement with AB InBev, volume growth would have been 3.4% during the quarter. Transactions reached 1,079.5 million in the quarter, representing a 2.2% decrease regarding the same quarter of the previous year. The difference seen between the volume growth and the decline in transactions is because of drop in sales volume in the on-premise channel because of the partial closure experienced by this channel, whose volume is almost completely immediate consumption.

Consolidated Net Sales reached CLP 524,363 million, a 0.3% decrease, explained by (i) a decline in net sales in Argentina, Brazil and Paraguay, due to the negative effect of translation of figures to Chilean pesos (ii) the decreased volume in Paraguay, and (iii) because of a lower average price in Argentina and Paraguay. This was almost completely offset by sales growth in Chile.

Consolidated Cost of Sales increased by 4.6%, which is mainly explained by (i) the increase sales in the beer and spirits category in Chile, because we began to commercialize AB InBev beer, which carries a high cost per unit case, and (ii) the devaluation of local currencies against the U.S. dollar, which negatively impacts dollarized costs. This was partly offset by (i) a reduction in the cost of PET resin, and (ii) the effect of translating figures from Argentina, Brazil and Paraguay resulting from the devaluation of local currencies against the Chilean peso.

Consolidated Distribution Costs and Administrative Expenses decreased by 16.8%, which is mainly explained by (i) reductions in advertising costs in the four operations, (ii) higher other operating income classified under this item, (iii) lower labor costs in Argentina and Paraguay, and (iv) the effect of translating figures from Argentina, Brazil and Paraguay resulting from the devaluation of local currencies against the Chilean peso. This was partially offset by (i) higher distribution freight because of higher volumes sold in Argentina, Brazil and Chile, and (ii) higher labor costs in Brazil and Chile.

The aforementioned effects let to a consolidated Operating Income of CLP 100,904 million, a 7.6% increase. Operating Margin was 19.2%.

Consolidated Adjusted EBITDA reached CLP 132,610 million, increasing by 7.8%. Adjusted EBITDA Margin was 25.3%, an expansion of 189 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 48,948 million, a decrease of 45.9% and Net Margin reached 9.3%, a contraction of 787 basis points.

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BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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ARGENTINA: 4th Quarter 2020 vs. 4th Quarter 2019

The average quarterly exchange rate was 80.1 ARS/USD, which is compared with an average quarterly exchange rate of 59.4 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 8.4 CLP/ARS, which is compared to a closing exchange rate of 12.5 CLP/ARS in the same quarter of the previous year; thus, a negative impact on the consolidation of figures is generated. Figures for Argentina in local currency referred to in this section both for 2020 as well as 2019, are expressed in currency of December 2020.

Sales Volume for the quarter increased by 1.5%, reaching 52.1 million unit cases, explained by a volume increase in the soft drinks and juices and other non-alcoholic beverages categories, which was partially offset by a volume decrease in the water category. This volume growth is mainly explained by the growth in the category of returnable soft drinks, a packaging that we have strongly developed to offer an attractive alternative to our consumers, both from a sustainability point of view, as well as an economic convenience. Transactions reached 216.1 million, representing a 10.4% decrease, explained by a significant change in the mix from immediate to future consumption packaging, given the restrictions affecting the on-premise channel. Our soft drinks market share reached 61.3 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

Net Sales reached CLP 100,970 million, decreasing by 12.1%. In local currency they decreased by 4.4%, which was mainly explained by a lower average price, which was affected by price controls imposed by authorities, as well as by a lower immediate consumption mix, which was partially offset by the already mentioned volume increase.

Cost of Sales decreased by 13.7%. In local currency it decreased by 6.2%, which is mainly explained by (i) lower concentrate costs because of lower selling prices, and (ii) a lower cost of PET resin. These effects were partially offset by (i) the devaluation effect of the Argentine peso on our dollarized costs, and (ii) a greater cost of sugar.

Distribution Costs and Administrative Expenses decreased by 15.2% in the reporting currency. In local currency they decreased by 7.7%, which is mainly explained by (i) lower labor costs, (ii) lower advertising expenses, and (iii) greater other operating income classified under this item. This was partially offset by greater distribution expenses, given the higher volume sold, as well as by greater distribution tariffs.

The aforementioned effects led to an Operating Income of CLP 10,646 million, increasing by 12.6% regarding the same period of the previous year. Operating Margin was 10.5%. In local currency Operating Income increased by 22.5%.

Adjusted EBITDA reached CLP 17,140 million, a 1.7% increase. Adjusted EBITDA Margin was 17.0%, an expansion of 231 basis points. On the other hand, in local currency Adjusted EBITDA increased by 10.7%.

BRAZIL: 4th Quarter 2020 vs. 4th Quarter 2019

The average quarterly exchange rate was 5.40 BRL/USD, which is compared with an average quarterly exchange rate of 4.12 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 140.96 CLP/BRL, which is compared with 183.69 CLP/BRL in the same quarter of the previous year. Thereby generating a negative impact on the consolidation of figures.

Sales Volume for the quarter reached 78.6 million unit cases, a 7.1% increase, explained by the volume increase in the soft drinks, beer and water categories, which was partially offset by a volume decrease in the juices and other non-alcoholic beverages category. The traditional channel and returnable packaging led the growth. Transactions reached 375.4 million, which represents an increase of 0.5%. It is worth mentioning that the lower growth in transactions regarding volume is owed mainly to the closing of part of the on-premise channel. Our soft drinks market share in our Brazilian franchises reached 62.2 points, 15 basis points higher regarding the same quarter of the previous year.

Net Sales reached CLP 160,725 million, a 12.5% decrease. Net Sales in local currency increased by 14.0%, mainly explained by the already mentioned increase in Sales Volume and by a higher average price, driven by a greater mix and average price of the beer category, in addition to higher average prices for soft drinks.

Cost of sales decreased by 8.4%, while in local currency it increased by 19.2%, which is mainly explained by (i) the negative effect on dollarized costs (specially sugar and PET resin) of the depreciation of the Brazilian real against the U.S. dollar, (ii) a greater cost of concentrate given the reduction of tax benefits, and (iii) an increase in beer sales, which carries a high cost per unit case.

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Distribution Costs and Administrative Expenses decreased by 33.8% in the reporting currency. In local currency, they decreased by 13.6%, which is mainly explained by (i) a reduction in advertising expenses and (ii) higher other operating income classified under this item. This was partially offset by (i) higher labor costs, and (ii) higher distribution costs resulting from greater volume sold.

The aforementioned effects led to an Operating Income of CLP 33,580 million, decreasing by 1.6%. Operating Margin was 20.9%. In local currency, Operating Income increased by 28.6%.

Adjusted EBITDA reached CLP 39,609 million, a 6.0% decrease regarding the same period of the previous year. Adjusted EBITDA Margin was 24.6%, an expansion of 172 basis points. In local currency, Adjusted EBITDA increased by 22.9%.

CHILE: 4th Quarter 2020 vs. 4th Quarter 2019

The average quarterly exchange rate was 761 CLP/USD, which compares to an average quarterly exchange rate of 756 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 76.6 million unit cases, which implied an increase of 10.8%, explained by a volume increase in all categories, especially beer and spirits. Excluding the beer volume from the new agreement with AB InBev, volume growth would have been 2.7% in the quarter. In Chile, the traditional channel also showed an increase in volume, which helped to offset the decrease of the on-premise and supermarket channels. Transactions reached 381.0 million, representing an increase of 3.9%. The partial closure of the on-premise channel, as a result of COVID-19, was the main cause of the lower increase in transactions regarding sales volume. On the other hand, soft drinks market share reached 64.1 points in the quarter. It should be noted that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, so figures are not completely comparable to those of previous periods.

Net Sales reached CLP 217,378 million, a 22.3% increase, which is mainly explained by the already mentioned Sales Volume increase and by a higher average price. The higher average price is mainly explained by a higher average price of soft drinks, and by a greater mix of the beer and spirits category, which was partially offset by a lower mix in immediate consumption.

Cost of Sales increased by 36.0%, mainly explained by (i) an increase in total sales volume, (ii) increased sales in the beer and spirits category explained by the beginning of commercialization of AB InBev beer, which carry a higher cost per unit case, and (iii) greater depreciation charges.

Distribution Costs and Administrative Expenses increased by 0.7%, which is mainly explained by (i) greater distribution and freight expenses, due to higher volumes, and (ii) greater labor costs. This was partially offset by lower advertising expenses.

The aforementioned effects led to an Operating Income of CLP 44,141 million, 9.3% higher when compared to the previous year. Operating Margin was 20.3%.

Adjusted EBITDA reached CLP 60,782 million, a 17.6% increase. Adjusted EBITDA Margin was 28.0%, a contraction of 110 basis points.

PARAGUAY: 4th Quarter 2020 vs. 4th Quarter 2019

The average quarterly exchange rate was 7,003 PYG/USD compared to an average quarterly exchange rate of 6,448 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY, which compares to a parity of 0.12 CLP/PGY in the same quarter of the previous year. Thus, there is a negative impact on the consolidation of figures.

Sales Volume during the quarter reached 20.6 million unit cases, a decrease of 2.1%, explained by a volume decrease in the water and juices and other non-alcoholic beverages categories, partially offset by a volume increase in the soft drinks’ category. Transactions reached 106.9 million, which represents a 12.0% decrease. Both the decrease in volume as well as transactions is mainly due to the partial closing of the on-premise channel due to COVID-19. Our soft drinks market share during the quarter reached 76.5 points in the quarter. It is worth mentioning that as a result of restrictions related to COVID-19, the surveying company had to change the methodology and sample, therefore figures are not completely comparable to those of previous periods.

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Net Sales reached CLP 45,982 million, reflecting an 8.2% decrease. Net Sales in local currency decreased by 0.6%, which was explained by the already mentioned decline in Sales Volume, which was partially offset by a higher average price.

Cost of Sales in the reporting currency decreased by 14.1%. In local currency it decreased by 7.0%, which is mainly explained by (i) lower volume sold, (ii) lower PET resin costs, and (iii) lower labor costs. This was partially offset by the negative effect of the depreciation of the guaraní on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 31.1%, and in local currency they decreased by 25.6%. This is mainly explained by (i) lower advertising expenses, (ii) lower labor costs, and (iii) greater other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 14,269 million, higher by 27.7% when compared to the previous year. Operating Margin was 31.0%. In local currency Operating Income increased by 38.8%.

Adjusted EBITDA reached CLP 16,810 million, a 22.6% increase and Adjusted EBITDA Margin was 36.6%, an expansion of 919 basis points. In local currency Adjusted EBITDA increased by 33.1%.

ACCUMULATED RESULTS: Full Year 2020 vs. Full Year 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results as well as for the results of each of our operations. All variations with respect to 2019 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for Argentina, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 8.4 CLP/ARS, which is compared to 12.5 CLP/ARS for the same period of the previous year, thus generating a negative impact on the consolidation of figures. Argentina's figures in local currency referred to in this section, for both 2019 as well as 2020, are all expressed in December 2020 currency. The following table shows the exchange rates used:

Exchange rates used	Local currency/USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
	FY19	FY20	FY19	FY20
Argentina	48.2	70.6	12.5	8.4
Brazil	3.95	5.16	178.11	153.61
Chile	703	792	N.A.	N.A.
Paraguay	6,240	6,773	0.11	0.12
*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 734.6 million unit cases, representing a 1.6% decrease with respect to the same period of 2019, mainly explained by the volume decrease in the Argentine, Chilean and Paraguayan operations, partly offset by the volume increase in the Brazilian operation. Excluding beer volume in Chile resulting from the new agreement with AB InBev, sales volume would have decreased by 2.4% during the year. On the other hand, transactions reached 3,401.8 million, representing a 13.5% decrease. Consolidated Net Sales reached CLP 1,698,281 million, a 4.5% decrease.

Consolidated Cost of Sales decreased by 2.5%, which is mainly explained by (i) the Sales Volume decrease in Argentina, Chile and Paraguay, (ii) the lower cost of PET resin, and (iii) a shift in the soft drinks’ mix towards future consumption packaging which carry a lower unit cost. These effects were partially offset by (i) increased sales in the beer and spirits category in Chile, which carry a higher cost per unit case, and (ii) the devaluation effect of the Argentine peso, the Brazilian real, the Paraguayan guaraní and the Chilean peso on our dollarized costs.

Consolidated Distribution Costs and Administrative Expenses decreased by 11.5%, which is mainly explained by (i) lower labor costs and advertising expenses in the four operations, and (ii) lower distribution costs due to lower sales volume.

The aforementioned effects led to a Consolidated Operating Income of CLP 239,612 million, an increase of 0.8%. Operating Margin was 14.1%.

Consolidated Adjusted EBITDA reached CLP 350,532 million, an increase of 0.5%. Adjusted EBITDA Margin was 20.6%, an expansion of 103 basis points.

Net Income attributable to the owners of the controller was CLP 122,000 million, a decrease of 29.8% and net margin reached 7.2%.

Argentina

Sales Volume decreased by 6.5% reaching 166.7 million unit cases. On the other hand, transactions reached 688.7 million, which represents a 18.4% decrease. Net Sales reached CLP 318,828 million, a 19.2% decrease, while in local currency, Net Sales decreased by

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12.1%, which was mainly explained by the already mentioned decrease in sales volume and by lower average prices, impacted by a lower single-serve consumption mix and price controls imposed by authorities.

Cost of Sales decreased by 19.8%. In local currency it decreased by 12.7%, which is mainly explained by (i) lower Sales Volume, (ii) lower sugar costs, and (iii) lower PET resin costs. This was partly offset by the effect of the devaluation of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 18.5% in the reporting currency. In local currency they decreased by 11.3% which is mainly explained by (i) lower labor costs and expenses for services provided by third parties, which grew below local inflation, (ii) lower advertising expenses, (iii) higher other operating income classified under this item, and (iv) the effect of lower volumes on distribution expenses.

The aforementioned effects, led to an Operating Income of CLP 26,032 million, an 18.7% decrease. Operating Margin was 8.2%. In local currency Operating Income decreased by 11.6%.

Adjusted EBITDA reached CLP 48,928 million, a 14.8% decrease. Adjusted EBITDA Margin was 15.3%, an expansion of 80 basis points. On the other hand, Adjusted EBITDA Margin in local currency decreased by 7.3%.

Brazil

Sales Volume increased by 2.3%, reaching 265.1 million unit cases. The volume increase is explained by the volume growth of the water and beer categories, partially offset by a decrease in the categories of juices and other non-alcoholic beverages and soft drinks. On the other hand, transactions reached 1,263.2 million, which represents a 7.2% decrease. Net Sales reached CLP 580,063 million, a 6.3% decrease, impacted by the negative effect of translating figures to Chilean pesos. In local currency, Net Sales increased by 8.4% due to greater average prices, mainly explained by higher beer prices and beer mix, and to a lower extent by the already mentioned volume increase.

Cost of Sales decreased by 3.0%, while in local currency it increased by 12.2%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. Dollar, (ii) greater concentrate costs due to lower tax benefits, and (iii) the increase of beer in the sales mix, which carries a higher cost.

Distribution Costs and Administrative Expenses decreased by 18.5% in the reporting currency, and in local currency they decreased by 6.8%. This is mainly explained by (i) lower advertising expenses, (ii) lower labor costs, and (iii) lower distribution freight expenses.

The aforementioned effects, led to an Operating Income of CLP 88,995 million, a 1.3% decrease. Operating Margin was 15.3%. In local currency, Operating Income increased by 16.6%.

Adjusted EBITDA reached CLP 116,335 million, a 3.2% decrease regarding the previous year. Adjusted EBITDA Margin was 20.1%, an expansion of 66 basis points. In local currency Adjusted EBITDA increased by 13.8%.

Chile

Sales Volume reached 236.3 million unit cases, representing a 1.3% decrease, explained by a decrease in the categories of soft drinks, water and juices and other non-alcoholic beverages, which was partially offset by an increased volume in the beer and spirits category. Excluding beer volume in Chile resulting from the new agreement with AB InBev, sales volume would have decreased by 3.7% during the year. On the other hand, transactions reached 1,104.2 million, representing a 16.0% decrease. Net Sales reached CLP 644,762 million, a 5.9% increase, explained by a higher average price during the period partially offset by the already mentioned decrease in Sales Volume. The higher average price during the period is mainly explained by a greater mix in the beer and spirits category and by a greater average price in soft drinks, which were partially offset by a lower mix of immediate consumption, particularly during the second and third quarters of the year 2020.

Cost of Sales increased by 9.3%, which is mainly explained by (i) increased sales of the beer and spirits category, which carry a higher cost per unit case, (ii) the negative effect of the depreciation of the Chilean peso on our dollarized costs, and (iii) greater depreciation expenses. This was partly offset by a shift in the soft drinks’ mix from immediate to future consumption, which carries a lower average cost.

Distribution Costs and Administrative Expenses decreased by 0.4% which is mainly explained by (i) lower labor costs, and (ii) lower advertising expenses. This effect was partially offset by (i) lower other operating income classified under this item, and (ii) higher expenses on uncollectible accounts and higher insurance expenses.

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The aforementioned effects, led to an Operating Income of CLP 91,166 million, 3.6% higher when compared to the previous year. Operating Margin was 14.1%.

Adjusted EBITDA reached CLP 141,437 million, increasing by 5.5%. Adjusted EBITDA Margin was 21.9%, a contraction of 8 basis points.

Paraguay

Sales Volume reached 66.4 million unit cases, representing a 4.2% decrease, explained by the decrease in Sales Volume of all categories. On the other hand, transactions reached 345.7 million, which represents a 16.5% decrease. Net Sales reached CLP 157,153 million, a decrease of 1.1%. In local currency Net Sales decreased by 3.8%, which is explained by the already mentioned decrease in Sales Volume, partially offset by a greater average price.

Cost of Sales decreased by 6.0% and in local currency it decreased by 8.7%. This is mainly explained by (i) lower volume sold, (ii) a reduction in the price of PET resin, and (iii) lower repair and maintenance expenses, among other items, due to the savings plan implemented by the operation.

Distribution Costs and Administrative Expenses decreased by 7.5% in the reporting currency. In local currency they decreased by 11.0%, which is mainly explained by (i) lower advertising expenses, (ii) lower labor costs, (iii) greater other operating income classified under this item, and (iv) lower freight expenses due to lower volume sold.

The aforementioned effects led to an Operating Income of CLP 38,845 million, 19.7% higher when compared to the previous year. Operating Margin was 24.7%. In local currency Operating Income increased by 17.7%.

Adjusted EBITDA reached CLP 49,259 million, 17.0% higher when compared to the previous year and Adjusted EBITDA Margin was 31.3%, an expansion of 484 basis points. In local currency Adjusted EBITDA increased by 14.5%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 12,554 million, compared to an income of CLP 28,061 million for the same quarter of the previous year. The increase in net financial expenses is because 2019 recorded financial income due to the restatement of the tax credit recognized because of a lawsuit won in Brazil.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 3,875 million loss to an CLP 894 million profit, which is mainly explained by better results from Brazilian subsidiaries, particularly Leão.

Other Income and Expenses account recorded a CLP 4,897 million loss, compared with an income of CLP 19,318 million for the same quarter of the previous year, which variation is mainly explained because this quarter we did not record the tax credit in Brazil that we did record during the same quarter of the previous year.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 3,974 million loss to a CLP 3,006 million loss this quarter, mainly explained by lower losses from exchange rate differences related to assets in U.S. dollar of Andina Chile. Also, lower inflation in Argentina regarding the same period of the previous year, implied a lower adjustment by inflation of non-monetary net assets of Andina Argentina.

Income Tax went from -CLP 41,831 million to -CLP 31,932 million, variation that is mainly explained by the recognition of income tax during 2019 due to the tax credit recorded by the operation in Brazil, partly offset by greater operating income of the company and the exchange rate difference tax effect in Chile.

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CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2019	12.31.2020	Variation
Assets	CLP million	CLP million	CLP million
Current assets	533,474	797,298	263,824
Non-current assets	1,857,474	1,650,767	-206,707
Total Assets	2,390,948	2,448,064	57,115

	12.31.2019	12.31.2020	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	411,658	378,056	-33,602
Non-current liabilities	1,010,386	1,238,448	228,061
Total Liabilities	1,422,044	1,616,504	194,459

	12.31.2019	12.31.2020	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	20,254	20,379	125
Equity attributable to the owners of the controller	948,650	811,181	-137,469
Total Equity	968,904	831,560	-137,344

At the closing of 2020, with regard to the closing of 2019, the Argentine peso, the Brazilian real and the Paraguayan guaraní depreciated against the Chilean peso by 48.0%, 35.8% and 12.6% respectively. This generated a decrease in assets, liabilities and equity accounts due to the effect of translation of figures.

Assets

Total assets increased by CLP 57,115 million, 2.4% compared to December 2019.

Current assets increased by CLP 263,824 million, 49.5% from December 2019, mainly explained by the increase in Cash and Cash Equivalents (CLP 151,963 million), mainly due to the increased availability of flows explained by the placement of a bond on the U.S. market in January 2020. In addition, the increase in Other Current Financial Assets (CLP 139,958 million) due to the increase in short-term investments managed by investment funds, resulting from the issuance of the aforementioned bond.

On the other hand, non-current assets decreased by CLP 206,707 million, by 11.1% compared to December 2019, mainly explained by the decline in Property, Plant and Equipment (-CLP 117,142 million), mainly explained by increased depreciation and the negative effect of translating figures, partially offset by increased manufacturing investments and cold equipment and packaging. The previous decrease is in addition to the decrease in Intangible Assets Other than Goodwill (-CLP 70,561 million), due to the negative effect of translating figures on distribution rights in our subsidiaries.

Liabilities and Equity

In total, liabilities increased by CLP 194,459 million, 13.7% higher compared to December 2019.

Current liabilities decreased by CLP 33.602 million, 8.2% lower compared to December 2019, this is mainly explained by the decrease in Current Accounts Payable to Related Entities (-CLP 14,096 million), mainly by lower accounts payable to The Coca-Cola Company and other related companies, coupled with the decrease in Trade Accounts Payable and Other Current Accounts Payable (-CLP 13,255 million), mainly explained by the negative effect of translating figures on Accounts Payable in Brazil and Argentina.

On the other hand, non-current liabilities increased by CLP 228,061 million, 22.6% higher compared to December 2019, mainly due to the increase in Other Non-Current Financial Liabilities (CLP 246,503 million), mainly explained by the recognition of the liability for the bond placement on the U.S. market in January 2020 and by the mark-to-market liability of cross currency swaps of this same bond.

In terms of equity, it decreased by CLP 137,344 million, 14.2% lower compared to December 2019, explained by the decrease in Other Reserves (-CLP 190,722 million), mainly due to the negative effect of translating figures from foreign subsidiaries. The above decrease is partially offset by Accumulated Earnings in the period (CLP 53,253 million) explained by earnings obtained in the period (CLP 122 billion) and the restatement of equity balances in our subsidiary in Argentina pursuant to IAS 29 (CLP 34,618 million), partially offset by dividend distributions (-CLP 103,365 million).

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FINANCIAL ASSETS AND LIABILITIES

At the closing of December 2020, Total Financial Assets reached USD 771 million. This amount is broken down into USD 435 million in Cash and Cash Equivalents, USD 197 million in Other Current Financial Assets, and USD 138 million in the Valuation of Hedge Derivatives.

Financial Assets for Cash and Cash Equivalents and Other current financial assets are invested in low-risk instruments such as term deposits, short-term mutual fixed income funds and others. In terms of currency exposure, these are denominated in 49.6% in Chilean pesos, 26.7% in UF, 11.0% in Brazilian reals, 5.1% in Paraguayan guaraní, 4.1% in U.S. dollars, and 3.5% in Argentine pesos.

At the closing of December 2020, financial debt level is USD 1,355 million, of which USD 660 million correspond to bonds on the international market, USD 659 million to bonds on the local Chilean market and USD 36 million to bank debt and others. It is worth noting the issuance of a bond on the international market made in January 2020 totaling USD 300 million, due 2050, which was completely redenominated to Chilean pesos indexed to inflation (UF).

Financial debt, including the effect of Cross Currency Swaps ("CCS"), is denominated in 51.0% in UF, 34.4% in Chilean pesos, 13.9% in Brazilian reals, 0.6% in U.S. dollars, 0.05% in Paraguayan guaraní and 0.02% in Argentine pesos.

At the closing of December 2020, Net Financial Debt of the Company's Total Financial Assets reached USD 584 million.

CASH FLOW

	12.31.2019	12.31.2020	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	255,148	278,769	23,621	9.3%
Investment	-110,048	-223,879	-113,831	103.4%
Financing	-127,112	113,041	240,153	-188.9%
Net Cash Flow for the period	17,988	167,931	149,943	833.6%

During the present period, the Company generated a positive net cash flow of CLP 167,931 million, which is explained as follows:

Operating activities generated a positive cash flow of CLP 278,769 million, higher than the CLP 255,148 million recorded in the same period of 2019, mainly due to lower payments to suppliers, coupled with lower tax payments and other cash outflows, partially offset by lower collections.

Investment activities generated a negative cash flow of CLP 223,879 million, with a negative variation of CLP 113,831 million compared to the same period last year, which is mainly explained by greater purchases of short-term financial instruments partially offset by a lower capex.

Financing activities generated a positive cash flow of CLP 113,041 million, with a positive variation of CLP of the previous year, which is mainly explained by the U.S. dollar bond placement in the United States.

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MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 20	Dec 19	Dec 20 vs Dec 19
LIQUIDITY
Current Liquidity	Current Asset	Times	2.1	1.3	62.7%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	1.8	0.9	88.9%
	Current Liability
ACTIVITY
Investments		CLP million	82,653	116,171	-28.9%

Inventory Turnover	Cost of Sales	Times	7.4	7.0	5.8%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Net Financial Debt[3]	Times	0.5	0.5	-6.2%
	Total Equity[4]
Financial Expenses Coverage	Adjusted EBITDA[5]	Times	8.9	9.6	-7.1%
	Fin. Expenses – Fin. Income[6]
Net Financial Debt/Adjusted EBITDA	Net Financial Debt	Times	1.2	1.5	-19.9%
	Adjusted EBITDA
PROFITABILITY
On Equity	Net Income for the Fiscal year[7]	%	13.9%	19.4%	(5.5 pp)
	Average Equity
On Total Assets	Net Income for the Fiscal year	%	5.0%	7.5%	(2.5 pp)
	Average Assets

Liquidity

Current Liquidity showed a positive variation of 62.7% compared to December 2019 explained by the 49.5% increase in current assets mainly explained by the greater availability of cash flows due to the placement of the bond in the U.S. market in January 2020, coupled with the 8.2% decrease in current liabilities, previously explained.

Acid Ratio showed an increase of 88.9% compared to December 2019, for the reasons set out above in addition to a decrease in inventories (13.3%) in the period. With this, current assets excluding inventories recorded a 73.5% increase compared to December 2019.

Activity

At the closing of December 2020, investments reached CLP 82,653 million, reflecting a 28.9% decrease compared to the same period of 2019. Of the total as of December 2019 (CLP 116,171 million), CLP 21,722 million correspond to the effect of applying IFRS 16, as the standard meant recognizing a right-of-use for that amount. Excluding this effect in both periods, investments decreased by 14.4% compared to the same period of the previous year, which is mainly due to the investment review carried out with the aim of maintaining a healthy cash flow and high liquidity.

Inventory Turnover reached 7.4x, recording an increase of 5.8% versus the same period of 2019, mainly because average inventory decreased by 7.8%, which was a greater reduction than that of the cost of sale (-2.5%).

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

3 For these purposes Net Financial Debt means consolidated Current Liabilities bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalents; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the active balances of derivative financial instruments, taken to cover exchange rate risks or interest rate risks on financial liabilities).

4 Consolidated Equity is total equity including non-controlling interests.

5 Adjusted EBITDA considers the following items: Ordinary Income, Sales Costs, Distribution Costs and Administrative Expenses, included in the Financial Statements presented to the Commission for the Financial Market and which are determined in accordance with IFRS, plus Depreciation. The value corresponds to the sum of the last 12 moving months.

6 Financial Income corresponds to the interests generated by the cash and Financial Expenses corresponds to the interests generated by the financial debt of the company. The value corresponds to the sum of the last 12 moving months.

7 Value corresponds to the sum of the last 12 moving months.

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BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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Indebtedness

The Indebtedness ratio reached 0.5x as of the closing of December 2020, representing a 6.2% decrease regarding the closing of December 2019. This is mainly due to a greater decrease in Net Financial Debt by 19.5% as a result of higher cash, in contrast to the decrease in total equity of 14.2% compared to 2019.

The Financial Expenses Coverage indicator records a decrease of -7.1% when compared against December 2019, reaching 8.9x mainly explained by a 19.3% increase in financial expenses (12 moving months) due to the impact of the new debt issued in January 2020.

Net Financial Debt/Adjusted EBITDA was 1.2x, which represents a 19.9% decrease versus December 2019. The foregoing is mainly due to the 19.5% decrease of Net Debt, mainly explained by the increase in Cash and Cash Equivalent and of Other Current Financial Assets, previously explained.

Profitability

Profitability on Equity reached 13.9%, decreasing by 5.5 percentage points compared to December 2019. This result is mainly because of the 29.8% decrease in Net Income for the fiscal year. On the other hand, Profitability on Total Assets was 5.0%, 2.5 percentage points lower than the indicator measured in December 2019, explained by the mentioned decrease in Net Income for the fiscal year, in addition to a 5.1% increase in Average Assets when compared with December 2019.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

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The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our employees, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affect our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact to that of COVID-19 on our business.

A more detailed analysis of business risks can be found in the Company’s 20-F and Annual Report, which are available on our website.

RECENT EVENTS

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its employees and ensure the operational continuity of the company.

Among the measures that have been taken to protect its employees are:

•         Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.

•         Every employee in an environment of potential contagion is returned home.

•         New cleaning protocols in our facilities.

•         Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.
o	All domestic and international work trips have been cancelled.

•         Provide personal protection equipment to all our employees who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

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BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

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As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this fourth quarter, at the consolidated level, we continue to see a reduction in our sales volumes on the on-premise channel (although to a lesser extent than in the previous quarters), consisting mainly of restaurants and bars, which are already able to operate, but with capacity restrictions. We have also seen that volume is beginning to grow again in supermarkets, albeit slightly and that the traditional (Mom & Pops) and wholesale channels are the ones that continue to drive volume growth. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs. Finally, our investment plan for this year 2021 will return to pre-crisis levels, i.e. in the range of USD 160 – USD 180 million. Our investment plans are constantly monitored, and it is not possible to ensure that we will fully comply with it, if there is a stronger flare-up of this health situation in the different countries in which we operate, or for some other unforeseen circumstance.

Memorandum of Understanding celebrated between CMF and Plasco

On November 2, 2020, Envases CMF S.A. (“CMF”), a closed stock company, in which the Company holds a 50% ownership interest, and Fábrica de Envases Plásticos S.A. (“Plasco”), a closed stock company, subsidiary of Compañía Cervecerías Unidas S.A., executed a Memorandum of Understanding wherein the preliminary terms and conditions were set regarding the incorporation of a new company, whose ownership will be equally divided among CMF and Plasco, whose main objective will be the production and commercialization of post-consumer PET resin, in Chile. The closing of the Transaction is subject to the fulfillment of certain conditions precedent, customary for this type of business, which include authorizations of anti-competition authorities. As of this date, it is not possible for us to determine the effects of the transaction on the Company's results, but it is framed within the Company´s permanent commitment to the sustainability of its operations, and it seeks to ensure compliance with the applicable environmental standards on the subject.

Interim Dividends 215 and 216

On November 24, 2020, the Company paid Interim Dividend 215: CLP 26.0 for each Series A share; and CLP 28.60 for each Series B share. The Shareholders' Registry for the payment of this dividend closed on November 18, 2020. Also, on December 23, 2020, the Company announced payment of Interim Dividend 216: CLP 26.0 for each Series A share; and CLP 28.60 for each Series B share. This dividend was paid on January 29, 2021. Both dividends were paid charge to earnings for the 2020 fiscal year, in accordance with what was authorized by the General Shareholders’ Meeting held April 16, 2020.

Coca-Cola Andina is included in S&P's 2021 Global Sustainability Yearbook

On February 9, 2021, we were included in S&P's 2021 Global Sustainability Yearbook, due to the high performance in S&P's Corporate Sustainability Assessment (CSA). This Yearbook aims to distinguish those companies that have demonstrated great strengths in the area of corporate sustainability. More than 7,000 companies from all over the world participated this year, and because of the great performance we achieved in the Corporate Sustainability Assessment (CSA), we were ranked in the top 15% of our industry, and therefore chosen to be part of the Yearbook, according to the annual assessment performed by S&P Global.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.6 million people, delivering 734.6 million unit cases or 4,171 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2020. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

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Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	October-December 2020					October-December 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	76.6	78.6	52.1	20.6	227.8	69.1	73.4	51.4	21.0	214.9	6.0%
Transactions (Million)	381.0	375.4	216.1	106.9	1,079.5	366.7	373.6	241.3	121.6	1,103.2	-2.2%

Net sales	217,378	160,725	100,970	45,982	524,363	177,794	183,757	114,911	50,106	525,737	-0.3%
Cost of sales	(134,352)	(101,444)	(53,624)	(24,720)	(313,449)	(98,794)	(110,799)	(62,172)	(28,787)	(299,721)	4.6%
Gross profit	83,026	59,281	47,346	21,262	210,915	79,000	72,958	52,739	21,319	226,016	-6.7%
Gross margin	38.2%	36.9%	46.9%	46.2%	40.2%	44.4%	39.7%	45.9%	42.5%	43.0%
Distribution and administrative expenses	(38,885)	(25,701)	(36,700)	(6,994)	(108,280)	(38,618)	(38,817)	(43,281)	(10,144)	(130,861)	-17.3%

Corporate expenses (2)					(1,731)					(1,346)	28.6%
Operating income (3)	44,141	33,580	10,646	14,269	100,904	40,382	34,141	9,458	11,174	93,809	7.6%
Operating margin	20.3%	20.9%	10.5%	31.0%	19.2%	22.7%	18.5%	8.2%	22.3%	17.8%
Adjusted EBITDA (4)	60,782	39,609	17,140	16,810	132,610	51,668	42,122	16,848	13,715	123,006	7.8%
Adjusted EBITDA margin	28.0%	24.6%	17.0%	36.6%	25.3%	29.1%	22.9%	14.7%	27.4%	23.4%

Financial (expenses) income (net)					(12,554)					28,061	-144.7%
Share of (loss) profit of investments accounted for using the equity method					894					(3,875)	-123.1%
Other income (expenses) (5)					(4,897)					19,318	-125.4%
Results by readjustement unit and exchange rate difference					(3,006)					(3,974)	-24.4%

Net income before income taxes					81,341					133,338	-39.0%

Income tax expense					(31,932)					(41,831)	-23.7%

Net income					49,409					91,507	-46.0%

Net income attributable to non-controlling interests					(461)					(1,045)	-55.9%
Net income attributable to equity holders of the parent					48,948					90,462	-45.9%
Net margin					9.3%					17.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					51.7					95.6
EARNINGS PER ADS					310.3					573.4	-45.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2020. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate:	760.69					Exch. Rate:	756.30

	October-December 2020					October-December 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	76.6	78.6	52.1	20.6	227.8	69.1	73.4	51.4	21.0	214.9	6.0%
Transactions (Million)	381.0	375.4	216.1	106.9	1,079.5	366.7	373.6	241.3	121.6	1,103.2	-2.2%

Net sales	285.8	211.3	142.0	60.4	698.5	235.1	243.0	153.5	66.3	696.7	0.3%
Cost of sales	(176.6)	(133.4)	(75.4)	(32.5)	(416.9)	(130.6)	(146.5)	(83.0)	(38.1)	(397.1)	5.0%
Gross profit	109.1	77.9	66.6	28.0	281.6	104.5	96.5	70.4	28.2	299.5	-6.0%
Gross margin	38.2%	36.9%	46.9%	46.2%	40.3%	44.4%	39.7%	45.9%	42.5%	43.0%
Distribution and administrative expenses	(51.1)	(33.8)	(51.6)	(9.2)	(145.7)	(51.1)	(51.3)	(57.8)	(13.4)	(173.6)	-16.1%

Corporate expenses (2)					(2.3)					(1.8)	27.8%
Operating income (3)	58.0	44.1	15.0	18.8	133.6	53.4	45.1	12.6	14.8	124.2	7.6%
Operating margin	20.3%	20.9%	10.5%	31.0%	19.1%	22.7%	18.5%	8.2%	22.3%	17.8%
Adjusted EBITDA (4)	79.9	52.1	24.1	22.1	175.9	68.3	55.7	22.5	18.1	162.9	8.0%
Adjusted EBITDA margin	28.0%	24.6%	17.0%	36.6%	25.2%	29.1%	22.9%	14.7%	27.4%	23.4%

Financial (expenses) income (net)					(16.5)					37.1	-144.4%
Share of (loss) profit of investments accounted for using the equity method					1.2					(5.2)	-122.5%
Other income (expenses) (5)					(6.5)					25.5	-125.7%
Results by readjustement unit and exchange rate difference					(3.9)					(5.2)	-26.2%

Net income before income taxes					107.9					176.4	-38.8%

Income tax expense					(42.2)					(55.4)	-23.7%

Net income					65.7					121.0	-45.7%

Net income attributable to non-controlling interests					(0.6)					(1.4)	-56.1%
Net income attributable to equity holders of the parent					65.1					119.6	-45.6%
Net margin					9.3%					17.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.07					0.13
EARNINGS PER ADS					0.41					0.76	-45.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2020. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-December 2020					January-December 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	236.3	265.1	166.7	66.4	734.6	239.6	259.3	178.2	69.3	746.4	-1.6%
Transactions (Million)	1,104.2	1,263.2	688.7	345.7	3,401.8	1,314.2	1,360.7	843.5	414.0	3,932.4	-13.5%

Net sales	644,762	580,063	318,828	157,153	1,698,281	608,952	619,321	394,636	158,892	1,779,025	-4.5%
Cost of sales	(392,720)	(373,445)	(172,066)	(86,792)	(1,022,499)	(359,466)	(384,839)	(214,447)	(92,368)	(1,048,344)	-2.5%
Gross profit	252,041	206,618	146,762	70,361	675,783	249,486	234,482	180,189	66,524	730,681	-7.5%
Gross margin	39.1%	35.6%	46.0%	44.8%	39.8%	41.0%	37.9%	45.7%	41.9%	41.1%
Distribution and administrative expenses	(160,876)	(117,623)	(120,729)	(31,516)	(430,744)	(161,508)	(144,297)	(148,150)	(34,073)	(488,028)	-11.7%

Corporate expenses (2)					(5,427)					(4,872)	11.4%
Operating income (3)	91,166	88,995	26,032	38,845	239,612	87,978	90,185	32,039	32,451	237,781	0.8%
Operating margin	14.1%	15.3%	8.2%	24.7%	14.1%	14.4%	14.5%	8.1%	20.4%	13.4%
Adjusted EBITDA (4)	141,437	116,335	48,928	49,259	350,532	134,083	120,131	57,408	42,119	348,869	0.5%
Adjusted EBITDA margin	21.9%	20.1%	15.3%	31.3%	20.6%	22.0%	19.4%	14.5%	26.5%	19.6%

Financial (expenses) income (net)					(39,827)					(1,053)	3681.4%
Share of (loss) profit of investments accounted for using the equity method					2,229					(3,415)	-165.3%
Other income (expenses) (5)					(9,074)					14,767	-161.4%
Results by readjustement unit and exchange rate difference					(14,917)					(11,667)	27.9%

Net income before income taxes					178,023					236,413	-24.7%

Income tax expense					(54,905)					(61,167)	-10.2%

Net income					123,117					175,246	-29.7%

Net income attributable to non-controlling interests					(1,118)					(1,524)	-26.7%
Net income attributable to equity holders of the parent					122,000					173,722	-29.8%
Net margin					7.2%					9.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					128.9					183.5
EARNINGS PER ADS					773.3					1,101.2	-29.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2020. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate:	791.99					Exch. Rate:	703.46

	January-December 2020					January-December 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	236.3	265.1	166.7	66.4	734.6	239.6	259.3	178.2	69.3	746.4	-1.6%
Transactions (Million)	1,104.2	1,263.2	688.7	345.7	3,401.8	1,314.2	1,360.7	843.5	414.0	3,932.4	-13.5%

Net sales	814.1	732.4	448.5	198.4	2,189.8	865.7	880.4	527.1	225.9	2,495.3	-12.2%
Cost of sales	(495.9)	(471.5)	(242.0)	(109.6)	(1,315.4)	(511.0)	(547.1)	(286.4)	(131.3)	(1,472.1)	-10.6%
Gross profit	318.2	260.9	206.4	88.8	874.4	354.7	333.3	240.7	94.6	1,023.2	-14.5%
Gross margin	39.1%	35.6%	46.0%	44.8%	39.9%	41.0%	37.9%	45.7%	41.9%	41.0%
Distribution and administrative expenses	(203.1)	(148.5)	(169.8)	(39.8)	(561.3)	(229.6)	(205.1)	(197.9)	(48.4)	(681.0)	-17.6%

Corporate expenses (2)					(6.9)					(6.9)	-1.1%
Operating income (3)	115.1	112.4	36.6	49.0	306.3	125.1	128.2	42.8	46.1	335.3	-8.6%
Operating margin	14.1%	15.3%	8.2%	24.7%	14.0%	14.4%	14.5%	8.1%	20.4%	13.4%
Adjusted EBITDA (4)	178.6	146.9	68.8	62.2	449.6	190.6	170.8	76.7	59.9	491.0	-8.4%
Adjusted EBITDA margin	21.9%	20.1%	15.3%	31.3%	20.5%	22.0%	19.4%	14.5%	26.5%	19.7%

Financial (expenses) income (net)					(50.2)					(1.7)	2856.3%
Share of (loss) profit of investments accounted for using the equity method					2.8					(2.8)	-201.6%
Other income (expenses) (5)					(12.0)					21.5	-156.0%
Results by readjustement unit and exchange rate difference					(19.1)					(16.8)	14.1%

Net income before income taxes					227.7					335.5	-32.1%

Income tax expense					(70.4)					(86.4)	-18.4%

Net income					157.3					249.1	-36.9%

Net income attributable to non-controlling interests					(1.4)					(2.2)	-34.9%
Net income attributable to equity holders of the parent					155.9					247.0	-36.9%
Net margin					7.1%					9.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.16					0.26
EARNINGS PER ADS					0.99					1.57	-36.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2020.

(In local nominal currency of each period, except Argentina (3))

	October-December 2020				October-December 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	76.6	78.6	52.1	20.6	69.1	73.4	51.4	21.0
Transactions (Million)	381.0	375.4	216.1	106.9	366.7	373.6	241.3	121.6

Net sales	217,378	1,139.3	11,951.1	424,089	177,794	999.3	12,501.0	426,512
Cost of sales	(134,352)	(719.0)	(6,347.1)	(227,914)	(98,794)	(603.0)	(6,763.6)	(245,063)
Gross profit	83,026	420.3	5,604.0	196,175	79,000	396.2	5,737.4	181,449
Gross margin	38.2%	36.9%	46.9%	46.3%	44.4%	39.7%	45.9%	42.5%
Distribution and administrative expenses	(38,885)	(182.6)	(4,343.9)	(64,306)	(38,618)	(211.4)	(4,708.5)	(86,425)

Operating income (1)	44,141	237.7	1,260.1	131,869	40,382	184.8	1,028.9	95,023
Operating margin	20.3%	20.9%	10.5%	31.1%	22.7%	18.5%	8.2%	22.3%
Adjusted EBITDA (2)	60,782	280.5	2,028.8	155,286	51,668	228.2	1,832.9	116,690
Adjusted EBITDA margin	28.0%	24.6%	17.0%	36.6%	29.1%	22.8%	14.7%	27.4%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in December 2020 currency. 2019 figures are also presented in accordance to IAS 29, in December 2020 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2020.

(In local nominal currency of each period, except Argentina (3))

	January-December 2020				January-December 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	236.3	265.1	166.7	66.4	239.6	259.3	178.2	69.3
Transactions (Million)	1,104.2	1,263.2	688.7	345.7	1,314.2	1,360.7	843.5	414.0

Net sales	644,762	3,757.6	37,737.3	1,351,909	608,952	3,466.6	42,931.6	1,405,584
Cost of sales	(392,720)	(2,417.8)	(20,366.2)	(745,803)	(359,466)	(2,155.1)	(23,329.3)	(817,135)
Gross profit	252,041	1,339.8	17,371.1	606,106	249,486	1,311.4	19,602.4	588,449
Gross margin	39.1%	35.7%	46.0%	44.8%	41.0%	37.8%	45.7%	41.9%
Distribution and administrative expenses	(160,876)	(753.4)	(14,289.9)	(268,519)	(161,508)	(808.6)	(16,116.9)	(301,668)

Operating income (1)	91,166	586.4	3,081.3	337,587	87,978	502.8	3,485.4	286,781
Operating margin	14.1%	15.6%	8.2%	25.0%	14.4%	14.5%	8.1%	20.4%
Adjusted EBITDA (2)	141,437	763.2	5,791.2	426,706	134,083	670.8	6,245.3	372,543
Adjusted EBITDA margin	21.9%	20.3%	15.3%	31.6%	22.0%	19.3%	14.5%	26.5%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2020 figures are presented in accordance to IAS 29, in December 2020 currency. 2019 figures are also presented in accordance to IAS 29, in December 2020 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2020	12-31-2019	12-31-2019
Cash + Time deposits + market. Securit.	449,836	157,915	184.9%
Account receivables (net)	205,897	201,913	2.0%
Inventories	127,973	147,641	-13.3%
Other current assets	13,593	26,004	-47.7%
Total Current Assets	797,298	533,474	49.5%

Property, plant and equipment	1,398,055	1,620,343	-13.7%
Depreciation	(792,479)	(897,624)	-11.7%
Total Property, Plant, and Equipment	605,576	722,719	-16.2%

Investment in related companies	87,956	99,867	-11.9%
Goodwill	98,326	121,222	-18.9%
Other long term assets	858,908	913,667	-6.0%
Total Other Assets	1,045,190	1,134,755	-7.9%

TOTAL ASSETS	2,448,064	2,390,948	2.4%

			Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	12-31-2020	12-31-2019	12-31-2019
Short term bank liabilities	799	1,438	-44.4%
Current portion of bonds payable	18,705	21,605	-13.4%
Other financial liabilities	19,063	17,550	8.6%
Trade accounts payable and notes payable	269,988	297,339	-9.2%
Other liabilities	69,502	73,726	-5.7%
Total Current Liabilities	378,056	411,658	-8.2%

Long term bank liabilities	4,000	909	339.8%
Bonds payable	918,921	718,963	27.8%
Other financial liabilities	66,908	23,455	185.3%
Other long term liabilities	248,618	267,059	-6.9%
Total Long Term Liabilities	1,238,448	1,010,386	22.6%

Minority interest	20,379	20,254	0.6%

Stockholders' Equity	811,181	948,650	-14.5%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,448,064	2,390,948	2.4%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2020	12-31-2019
Chile	26,488	56,141
Brazil	19,138	22,737
Argentina	16,508	22,011
Paraguay	20,519	15,283
Total	82,653	116,171

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 23, 2021